Humphry Slocombe Group, LLC
Balance Sheet
As of September 30, 2020

	12/31/2018	12/31/2019	9/30/2020
ASSETS			
Current Assets			
Total Bank Accounts	$ 25,290.43	$ 46,078.53	$ 164,726.04
Total Accounts Receivable	$ 75,321.52	$ 56,975.49	$ 118,928.41
Other Current Assets			
1230 DoorDash AR		733.57	4,678.77
1231 GrubHub AR		1,917.94	2,619.22
1251 Caviar AR		1,988.37	0
1253 Postmates AR		0.00	76.93
1256 UberEats AR		0.00	132.11
12900 Undeposited Funds	210.00	11,292.81	11,292.81
13000 Inventory			
13100 Raw Materials	75,899.11	57,234.96	60,616.00
13300 Finished Products	437,867.04	354,696.00	422,596.00
Total 13000 Inventory	$ 513,766.15	$ 411,930.96	$ 483,212.00
13700 Inventory Reserve	113,466.93	0.00	
Total 14300 Prepaid Insurance	$ 23,127.98	$ 13,390.63	-$ 1,485.49
14400 Prepaid Events	7,395.00	8,060.00	0.00
14600 Security Deposits	65,317.84	73,887.84	74,887.84
Total 14000 Prepaid Expenses	$ 98,012.91	$ 94,811.77	$ 73,402.35
Total Other Current Assets	$ 725,455.99	$ 522,681.26	$ 575,414.19
Total Current Assets	$ 826,067.94	$ 625,735.28	$ 859,068.64
Fixed Assets			
15000 Fixed Assets			
15110 Computer And Software > $2.5K - cost	6,461.35	6,461.35	6,461.35
15150 Computer and Software - Depreciation	0.00	0.00	0.00
15200 Leasehold Improvements	707,432.58	726,133.52	727,633.52
15250 Leasehold Improvements - depreciation	0.00	0.00	0.00
15300 Production Equipment > $2.5K - cost	170,391.65	189,759.57	189,759.57
15350 Production Equipment > $2.5K - depreciation	0.00	0.00	0.00
15400 Furniture and Fixtures > $2.5K - Cost	15,453.79	37,143.79	37,143.79
15450 Furniture and Fixtures > $2.5K - Depreciation	0.00	0.00	0.00
15500 Automobile - cost	122,338.46	122,338.46	122,338.46
15550 Automobile - depreciation	0.00	0.00	0.00
15601 Total Depreciation	-615,319.00	-723,604.00	-723,604.00
Total 15000 Fixed Assets	$ 406,758.83	$ 358,232.69	$ 359,732.69
Total Fixed Assets	$ 406,758.83	$ 358,232.69	$ 359,732.69
Other Assets			
16000 Intangible Assets			
16100 Startup Costs	22,581.86	22,581.86	22,581.86
16150 Accum Amort - Startup Cost	-11,765.44	-7,425.86	-7,425.86
Total 16000 Intangible Assets	$ 10,816.42	$ 15,156.00	$ 15,156.00

17000 Due From Humphry Slocombe	245,673.66	245,673.66	245,673.66
Total Other Assets	**$ 256,490.08**	**$ 260,829.66**	**$ 260,829.66**
TOTAL ASSETS	**$ 1,489,316.85**	**$ 1,244,797.63**	**$ 1,479,630.99**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Total Accounts Payable	**$ 272,376.09**	**$ 383,413.09**	**$ 263,315.21**
Total Credit Cards	**$ 83,309.25**	**$ 91,138.54**	**$ 90,141.11**
Other Current Liabilities			
22100 Accrued Expenses	3,334.30	0.00	0.00
22101 Accrued Wages	27,266.44	0.00	0.00
22500 Expensify Clearing	125.56	0.00	0.00
Total 2300 Sales Tax Payable	**$ 988.00**	**$ 16,917.95**	**$ 43,658.73**
Total 24000 Payroll Liabilities	**$ 6,538.36**	**$ 0.00**	**$ 0.00**
24995 Advance from WeFunder	0.00	94,225.63	166,989.72
24999 Commuter/Transit Payable	0.00	654.65	1,081.45
26000 Gift Cards	20,694.79	28,165.59	51,340.55
Total Other Current Liabilities	**$ 58,947.45**	**$ 139,963.82**	**$ 263,070.45**
Total Current Liabilities	**$ 414,632.79**	**$ 614,515.45**	**$ 616,526.77**
Long-Term Liabilities			
2720 Square Loans		0.00	
Total 2721 SQ Loan Berkeley	**$ 0.00**	**$ 65,914.40**	**$ 37,330.54**
Total 2722 SQ Loan Square Ferry	**$ 82,190.03**	**$ 21,357.81**	**$ 51,136.28**
Total 2723 SQ Loan Harrison	**$ 31,248.55**	**$ 13,436.88**	**$ 29,041.37**
Total 2724 SQ Loan Oakland	**$ 24,046.62**	**$ 10,202.42**	**$ 28,757.84**
Total 2720 Square Loans	**$ 137,485.20**	**$ 110,911.51**	**$ 146,266.03**
2750 Other Loans			
2751 Bluevine Nov 2019 - $2,259.25	0.00	37,047.73	0.00
2752 WholeFoods Loan	15,849.82	7,383.56	752.11
2753 Salt Partners Loan	0.00	106,333.27	62,713.28
2754 Jina Osumi Loan	50,133.70	134,626.59	142,704.18
2755 Kabbage Loan	0.00	74,624.98	0.00
2756 Bluevine July 2019 - $1,062.02	0.00	2,092.59	0.00
2758 B-Side Loan #2	0.00	50,833.34	54,583.37
2759 B-Side Loan #1	0.00	55,000.00	59,124.97
2760 PPP Proceeds	0.00	0.00	431,726.43
2761 EIDL Loan	0.00	0.00	199,900.00
Total 2750 Other Loans	**$ 65,983.52**	**$ 467,942.06**	**$ 951,504.34**
Total Long-Term Liabilities	**$ 203,468.72**	**$ 578,853.57**	**$ 1,097,770.37**
Total Liabilities	**$ 618,101.51**	**$ 1,193,369.02**	**$ 1,714,297.14**
Equity			
31000 Members Equity	2,578,237.11	2,741,442.11	2,935,668.74
34000 Retained Earnings	-971,448.74	-1,707,021.77	-2,690,013.50
Net Income	-735,573.03	-982,991.73	-480,321.39
Total Equity	**$ 871,215.34**	**$ 51,428.61**	**-$ 234,666.15**
TOTAL LIABILITIES AND EQUITY	**$ 1,489,316.85**	**$ 1,244,797.63**	**$ 1,479,630.99**